LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

September 18, 2024

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Listed Funds Trust (the “Trust”)
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust, on behalf of its series listed in Appendix A below, respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of the Funds as new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of the series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
68	10/16/2020	485APOS	0000894189-20-008366
78	12/28/2020	485BXT	0000894189-20-009939
85	1/29/2021	485BXT	0000894189-21-000647
88	2/26/2021	485BXT	0000894189-21-001167
92	3/26/2021	485BXT	0000894189-21-001788
94	4/23/2021	485BXT	0000894189-21-002284
100	5/21/2021	485BXT	0000894189-21-003173
102	6/17/2021	485BXT	0000894189-21-003747
109	7/16/2021	485BXT	0000894189-21-004524
115	8/13/2021	485BXT	0000894189-21-005312
123	9/10/2021	485BXT	0000894189-21-006545
130	10/8/2021	485BXT	0000894189-21-007217
137	11/05/2021	485BXT	0000894189-21-007861
148	12/03/2021	485BXT	0000894189-21-008472
163	12/30/2021	485BXT	0000894189-21-009362
168	1/28/2022	485BXT	0000894189-22-000636
174	2/25/2022	485BXT	0000894189-22-001406
180	3/25/2022	485BXT	0000894189-22-002146

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
188	4/22/2022	485BXT	0000894189-22-002802
197	5/20/2022	485BXT	0000894189-22-003945
198	6/17/2022	485BXT	0000894189-22-004390
203	7/15/2022	485BXT	0000894189-22-004827
207	8/12/2022	485BXT	0000894189-22-005484
213	9/9/2022	485BXT	0000894189-22-006829
220	10/7/2022	485BXT	0000894189-22-007444
224	11/4/2022	485BXT	0000894189-22-008134
229	12/2/2022	485BXT	0000894189-22-008737
235	12/30/2022	485BXT	0000894189-22-009451
241	1/24/2023	485BXT	0000894189-23-000392
243	1/26/2023	485BXT	0000894189-23-000526
254	2/24/2023	485BXT	0000894189-23-001436
259	3/24/2023	485BXT	0000894189-23-002101
267	4/21/2023	485BXT	0000894189-23-002723
275	5/19/2023	485BXT	0000894189-23-003796
279	6/16/2023	485BXT	0000894189-23-004246
285	7/14/2023	485BXT	0000894189-23-004728
293	8/11/2023	485BXT	0000894189-23-005514
297	9/8/2023	485BXT	0000894189-23-006915
300	10/6/2023	485BXT	0000894189-23-007511
302	11/3/2023	485BXT	0000894189-23-008227
304	12/5/2023	485BXT	0000894189-23-008704
307	1/2/2024	485BXT	0000894189-24-000029
310	2/2/2024	485BXT	0000894189-24-000867
316	3/4/2024	485BXT	0000894189-24-001561
318	4/2/2024	485BXT	0000894189-24-002186
323	5/2/2024	485BXT	0000894189-24-003121
324	5/31/2024	485BXT	0000894189-24-003463
325	7/2/2024	485BXT	0000894189-24-003955
327	8/1/2024	485BXT	0000894189-24-004504
330	8/30/2024	485BXT	0000894189-24-005271

The Adviser has determined that it will not proceed with these series. Based upon the foregoing, the Trust believes that withdrawal of the above-referenced Post-Effective Amendments is consistent with the public interest.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendment set forth above has been signed by the President of the Trust on this 18th day of September 2024.

If you have any questions or require further information, please contact the undersigned at 608-716-8890 or chad.fickett@usbank.com.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary

Appendix A

TrueShares Nasdaq 100 Structured Outcome (January) ETF
TrueShares Nasdaq 100 Structured Outcome (April) ETF
TrueShares Nasdaq 100 Structured Outcome (July) ETF
TrueShares Nasdaq 100 Structured Outcome (October) ETF
TrueShares Russell 2000 Structured Outcome (January) ETF
TrueShares Russell 2000 Structured Outcome (April) ETF
TrueShares Russell 2000 Structured Outcome (July) ETF
TrueShares Russell 2000 Structured Outcome (October) ETF
3